Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-T

(Rule 14d-100)

ANTARES PHARMA, INC.

(Name of Subject Company (Issuer))

ATLAS MERGER SUB, INC.

a wholly owned subsidiary of

HALOZYME THERAPEUTICS, INC.

(Names of Filing Persons (Offerors))

Table 1-Transaction Valuation

	Transaction Valuation*	Fee rate	Amount of Filing Fee**
Fees to Be Paid	$1,052,850,809	0.0000927	$97,599
Fees Previously Paid	$0		$0

Total Transaction Valuation	$1,052,850,809
Total Fees Due for Filing			$97,599
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$97,599

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Antares Pharma, Inc. (the “Company”) at a purchase price of $5.60 per share, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements. Such shares consist of, as of 5:00 p.m., Eastern Time, on April 22, 2022 (the most recent practicable date): (i) 170,782,427 shares of common stock of the Company (“Company Common Stock”) that are issued and outstanding; (ii) 14,804,581 options, representing the right to purchase (subject to the terms thereof) an aggregate of 14,804,581 shares of Company Common Stock, (iii) 1,606,322 restricted stock units with respect to an aggregate of up to 1,606,322 shares of Company Common Stock and (iv) 815,743 performance stock units with respect to an aggregate of up to 815,743 shares of Company Common Stock.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022 beginning on October 1, 2021, issued August 22, 2021, by multiplying the transaction value by 0.0000927.